UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1)*

American Shared Hospital Services
(Name of Issuer)
Common Shares, Without Par Value
(Title of Class of Securities)
029595-10-5
(CUSIP Number)
John F. Ruffle American Shared Hospital Services Four Embarcadero Center, Suite 3700 San Francisco, California 94111-4107 Tel. No.: (415) 788-5300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:

Daniel G. Kelly, Jr.

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

(650) 752-2000

June 12, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. John F. Ruffle
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 498,533(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 498,533(1)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 498,533(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%(2)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes 48,613 shares underlying options and restricted stock units that are currently exercisable or will become exercisable within 60 days following June 12, 2014.

(2) Based on 5,261,370 shares of Common Stock outstanding as of June 12, 2014.

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This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2011 (the “Original Schedule 13D”) by John F. Ruffle, relating to the common stock, no par value (the “Common Stock”) of American Shared Hospital Services (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following statement:

On June 12, 2014, Mr. Ruffle acquired 200,000 shares of Common Stock in a private offering for a price of $2.43 per share or $486,000 in the aggregate.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) Mr. Ruffle has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 498,533 Shares, representing approximately 9.4% of the outstanding Shares of the Issuer. Of these shares, 48,613 represent shares that Mr. Ruffle has a right to acquire.

(b) Mr. Ruffle has sole power to vote and to dispose of 498,533 Shares.

(c) See Item 3 above for information concerning transactions in Shares since April 12, 2014.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

On June 11, 2014, Mr. Ruffle entered into a common stock purchase agreement with the Issuer and fellow directors Raymond C. Stachowiak and Stanley S. Trotman Jr. (together with Mr. Ruffle, the “Investors”) to acquire, in a private offering, an aggregate of 650,000 shares of Common Stock (the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, the Investors acquired demand registration rights, with certain limited exceptions, that expire on June 12, 2015 and a one-year preemptive right to participate pro rata in future issuances of the Issuer’s Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Common Stock Purchase Agreement, dated June 11, 2014, by and among the Issuer and the Investors*

*Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Commission on June 13, 2014.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 18, 2014

/s/ John F. Ruffle
Signature

John F. Ruffle
(Name/Title)

Exhibit Index

Exhibit 1: Common Stock Purchase Agreement, dated June 11, 2014, by and among the Issuer and the Investors*

*Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Commission on June 13, 2014.